SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                                                                                  3 February, 2003

SkyePharma PLC

Notification of Interests of Directors

On 31 January 2003, the following Directors were allocated ordinary shares in the Company under the SkyePharma PLC Deferred Share Bonus Plan (the "Plan") approved by shareholders at the Company's Annual General Meeting held on 6th June 2001:-

Ian Gowrie-Smith	96,173
Michael Ashton	119,653
Donald Nicholson	61,535

Under the rules of the Plan, the Executive Directors and other senior employees (the "Plan Members") have invested 50% of their bonus (after the deduction of tax) relating to the year 2002 in ordinary shares of the Company (the "Executive Shares"). The total number of Executive Shares allocated on 31 January 2003 to all Plan Members was 553,773 at a price per share of 44.83 pence (the three day average prior to 31 January 2003).

In addition, the Plan provides for the Company to allocate one Matching Share, subject to certain conditions, for every Executive Share that would have been purchased if the gross bonus had been invested in shares. The conditions are that each Plan Member retains his or her Executive Shares for three years (in the case of the awards detailed here, until 31 January 2006) and that he or she has continuously remained an employee of the Company for those three years. In respect of the following Executive Directors the number of Matching Shares to which those Executive Directors are conditionally entitled is:

Ian Gowrie-Smith	160,289
Michael Ashton	199,421
Donald Nicholson	102,559

-Ends-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   February 3, 2003